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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

8-68531

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen Prime Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen Prime Services LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public

MARGARET C. FINSTER
NOTARY PUBLIC, STATE OF NEW YORK
No. 02FI6325297
CERTIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 5/26/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity and Comprehensive Loss.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen Prime Services LLC
(Formerly known as Concept Capital Markets, LLC)
Index
December 31, 2015



Report of Independent Registered Public Accounting Firm

To the Management of Cowen Prime Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cowen Prime Services LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

Cowen Prime Services LLC
(Formerly known as Concept Capital Markets, LLC)
Statement of Financial Condition
December 31, 2015

(in thousands)

Assets		
Cash and cash equivalents	$	1,453
Receivable from brokers, dealers and clearing brokers		15,564
Deposits with clearing brokers		4,548
Deferred income taxes receivable from Parent		676
Other assets		111
Total assets	$	22,352
Liabilities and Member's Capital		
Liabilities		
Soft dollar payable	$	1,089
Due to related party		670
Compensation payable		1,237
Payable to brokers, dealers and clearing brokers		124
Accounts payable, accrued expenses and other liabilities		386
Total liabilities		3,506
Commitments and contingencies (Note 7)		
Member's equity		18,846
Total liabilities and member's equity	$	22,352

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

Cowen Prime Services LLC (the "Company" or "Cowen"), formerly known as Concept Capital Markets, LLC ("Concept"), a Delaware limited liability company, is a broker-dealer and investment adviser registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., NASDAQ Stock Market, and NYSE Arca, Inc. The Company operates as an introducing broker-dealer and all customer accounts are carried by several clearing firms. The Company is also an introducing futures broker subject to regulations of the National Futures Association ("NFA"). On September 1, 2015, the Company was acquired by Cowen PB Holdings LLC ("Cowen PB"), a wholly owned indirect subsidiary of Cowen Group, Inc. ("CGI" or Parent"). The effects of the acquisition are not presented in these financial statements as the Company has elected not to apply push-down accounting.

2. Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires the management of the Company to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated in one financial institution.

Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the

lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument. At December 31, 2015, the Company did not have any investment in securities.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes
Prior to its acquisition by CGI, Cowen was a partnership not subject to U.S. federal or state income taxes. However, Cowen was subject to New York City unincorporated business tax ("NYC UBT") on its activities conducted in New York City. After its acquisition by CGI, the Company became disregarded for income tax purposes and joined in the consolidated tax return of CGI for U.S. federal, state and local income tax purposes. The Company has an informal tax sharing arrangement with CGI whereby Cowen records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by Cowen to the extent utilized in CGI's consolidated tax return. Cowen considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recorded as a receivable from CGI in accordance with the Company's informal tax sharing arrangement with CGI.

The Company accounts for income taxes in accordance with GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 6, "Income Taxes" for additional information and disclosures.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued guidance which amends and supersedes the revenue recognition requirements and most industry-specific guidance and creates a single source of revenue guidance. The new guidance outlines the principles an entity must apply to measure and recognize revenue and related cash flows. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain non-financial assets. The guidance is effective for reporting periods beginning after December 15, 2017. In July 2015, the FASB confirmed a deferral of the effective date by one year, with early adoption on the original effective date permitted. The Company is currently evaluating the impact of this guidance on the Company's financial condition, results of operations and cash flows.

In January 2016, as a joint project with International Accounting Standards Board (IASB), FASB issued a new accounting pronouncement to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments in the update made improvements to GAAP for equity investments and investments carried at amortized cost. The guidance also simplify the impairment assessment for equity investments and clarify the need for valuation allowance on deferred tax asset related to available for sale securities. For public business entities the guidance is effective for reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact of this guidance on the Company's financial condition and its disclosures.

3. Transactions With Related Parties

Prior to the Company's acquisition by CGI, the Company had a service level arrangement with a related party for office space and equipment. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates and shares certain employees with its affiliates.

The Company has related party transactions with ConceptONE, LLC ("Concept"), a financial technology company, through representation on Concept's Board of Directors. Concept provides the Company consulting, development and other professional services related to its licensed technology for which it is paid a monthly fee.

After its acquisition by CGI, the Company has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Company. All allocated expenses are based on time, service, usage and headcount. At December 31, 2015, the Company has a $0.7 million payable to CSC which is included in due to related party in the statement of financial condition.

During the year ended December 31, 2015, the Company received a liquidity rebate from ATM Execution LLC ("ATM"), an affiliate, for services provided by ATM for its algorithmic trading software. After its acquisition by CGI, the Company receives sub-lease income from tenants at the direction of Cowen PB Holdings LLC ("Cowen PB").

4. Receivable From and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers generally include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions. Receivables related to commissions, which are reported in receivable from brokers, dealers, and clearing brokers in the statement of financial condition, are reported net of an allowance for doubtful debts. An allowance for doubtful debts is taken on any commissions aged over 180 days. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2015, consist of the following:

(in thousands)	**Receivable**	**Payable**
Clearing brokers	$ 15,313	$ —
Commissions and fees	251	124
	$ 15,564	$ 124

5. Regulatory Reporting

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), and is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA. Under the alternative method permitted by the Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2015, the Company had net capital of approximately $17.9 million, which was approximately $17.6 million in excess of its minimum net capital requirement.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), it is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

6. Income Taxes

The Company was treated as a partnership and was subject to NYC UBT until its acquisition by CGI. After its acquisition, the taxable results of the Company's operations are included in the results of the tax returns of CGI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis. As of December 31, 2015, the Company had no income taxes payable or receivable. For the year ended December 31, 2015, the effective tax rate of (1,070.00)% differs from the statutory rate of 35% primarily due to partnership income not subject tax as well as state and local taxes.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2015 are as follows:

(in thousands)		
Deferred tax assets, net		
Net operating loss	$	676
Total deferred tax assets		676
Valuation allowance		—
Deferred tax assets, net of valuation allowance		676
Deferred tax liabilities		
Total deferred tax liabilities		—
Deferred tax assets, net of deferred tax liabilities	$	676

Deferred tax assets, net of deferred tax liabilities, are reported in the statement of financial condition.

At December 31, 2015, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $1.7 million, which will expire in 2035.

The Company adopted the accounting guidance for accounting for uncertainty in income taxes which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2015.

For part of the 2015 tax year after its acquisition by CGI, the Company is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York, as part of the CGI consolidated tax group. The Company is also subject to examination by United States Internal Revenue Service and state and local tax authorities where the Company has significant operations between 2012 and 2015 when the Company was a separate taxpayer. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2015.

7. Commitment and Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these

regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Long-Term Commitments
The Company entered into agreements with certain information technology and clearing services providers including MIXIT Inc., Bloomberg LP,, Advent Software Inc. and SIX Financial Information USA Inc. As of December 31, 2015, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)		
2016	$	1,539
2017		344
2018		64
	$	1,947

8. Off-Balance-Sheet Arrangements, Market Risks and Credit Risks

The Company does not have material off-balance sheet arrangements as of December 31, 2015. However, through indemnification provisions in its clearing agreement, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading

strategies are conducted within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2015, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

9. Subsequent Events

The Company has evaluated events through February 26, 2016 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statement.

On January 4, 2016, a Form 1017 (application for approval of change in ownership, control, or business operations) was filed with FINRA requesting the merger of Cowen Prime Services Trading LLC ("CPST"), a subsidiary of CGI with the Company. Approval from FINRA was received on January 22, 2016 to proceed with the merger. The Company estimates that all CPSTG customer accounts will be moved to the Company by April 2016. The Form BDW will be filed immediately thereafter to close CPST.